UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70120

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2025___ AND ENDING ___12/31/2025___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Upmarket Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1525 McCarthy Boulevard, #1000
(No. and Street)

Milpitas	CA	95035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Daniels	(516) 281-4242	robert.daniels@upmarket.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPA's
(Name – if individual, state last, first, and middle name)

76 N. Walnut St	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert Daniels _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Upmarket Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CCO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UPMARKET SECURITIES LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

UPMARKET SECURITIES LLC

CONTENTS



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Upmarket Securities LLC (f/k/a MX Securities LLC and Meixin Securities LLC):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Upmarket Securities LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Upmarket Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Upmarket Securities LLC's management. Our responsibility is to express an opinion on Upmarket Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Upmarket Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Contents has been subjected to audit procedures performed in conjunction with the audit of Upmarket Securities LLC's financial statements. The supplemental information is the responsibility of Upmarket Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Upmarket Securities LLC's auditor since 2019.

BDG-CPAs, PC
Ridgewood, New Jersey
March 30, 2026



UPMARKET SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS

Cash	$	1,266,171
Accounts receivable, net of $55,118 allowance for credit loses		449,407
Prepaid expenses and other assets		33,560
Receivable from related parties		66,916
TOTAL ASSETS	$	1,816,054

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	323,005
TOTAL LIABILITIES		323,005
MEMBER'S EQUITY		1,493,049
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,816,054

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Private placement fees	$ 4,822,117
Other income	3,787
TOTAL REVENUES	4,825,904

EXPENSES

Payroll	1,023,271
Commissions	943,898
Professional fees	248,900
Marketing	93,849
Facilities	51,177
Insurance	145,074
Regulatory	38,484
Travel & entertainment	18,435
Other	10,096
TOTAL EXPENSES	2,573,184
NET INCOME	$ 2,252,720

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBER'S EQUITY, JANUARY 1, 2025	$ 400,329
Member's Distributions	(1,160,000)
Net income	2,252,720
MEMBER'S EQUITY, DECEMBER 31, 2025	$ 1,493,049

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,252,720
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation	444
Bad debt recovery	-
Changes in operating assets and liabilities:	
Accounts receivable	(381,529)
Prepaid expenses	(12,234)
Receivable from related parties	50,162
Accounts payable and accrued expenses	117,335
Due to related party	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,026,898
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(1,160,000)
NET CASH USED BY FINANCING ACTIVITES	(1,160,000)
NET CHANGE IN CASH	866,898
CASH, BEGINNING OF PERIOD	399,273
CASH, END OF PERIOD	$ 1,266,171
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Upmarket Securities LLC (F/K/A MX Securities, LLC and Meixin Securities, LLC) (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2017, under the laws of the State of Delaware, and commenced operations on May 1, 2019. On January 4, 2022, the Company changed its name from MX Securities, LLC to Upmarket Securities, LLC.

The Company is a single member LLC, wholly owned by Upmarket Group, Inc. (the "Sole Member"). The Company was formed to provide private placement of securities to institutional clients and high net worth individuals.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents

The Company considers cash on deposit and certificates of deposit with a maturity date of three months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

Revenue Recognition

ASC 606 Revenue Recognition

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there was no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Sole Member.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Chief Operating Decision Makers of the Company include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement of securities as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Note 3 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with the Sole Member, Upmarket Group, Inc. The Agreement covers shared payroll, occupancy and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company.

Under the Agreement, during the year ended December 31, 2025, the Company recorded $195,937 of expenses paid by Upmarket Group, Inc. on behalf of the Company. The Company also recorded $167,552 of expenses paid by the Company on behalf of Upmarket Group, Inc. As a result of the Agreement, the Company owed $0 to the related party at December 31, 2025 and the related party owed the Company $66,916.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $957,936, which exceeded its requirement of $21,534 by $936,402. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2025, this ratio was 0.34 to 1.

Note 5 - Revenues from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fee income from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue as earned based on when performance obligations are met. The Company records Private Placement fees at the point in time when services for the transactions are completed under the terms of each engagement, which is typically at the closing of the transaction. The recognition of Management fees is based on the individual contract terms.

Note 6 - Commitments and Contingencies

The Company, along with several of its affiliates, is a defendant in a lawsuit involving one of its registered representatives, which arose prior to the registered representative's registration with the Company. It cannot be determined at this time whether or not the Company will incur any liability or damages as a result of this lawsuit. The Company had no commitments, no contingent liabilities and had not been named as a defendant in any other lawsuits during the year ended December 31, 2025.

Note 7 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the year 2025, three customers accounted for 38%, 17% and 14% of total revenues. These three customer did not owe the Company any fee revenue as of December 31, 2025.

Note 8 - Subsequent Events

Events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.

UPMARKET SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	1,493,049
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		534,983
NET CAPITAL BEFORE HAIRCUTS		958,066
Haircut		(130)
NET CAPITAL		957,936
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)		(21,534)
EXCESS NET CAPITAL	$	936,402
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	323,005
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF
FORM X-17A-5 AS OF DECEMBER 31, 2025

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17 A-5 as of December 31, 2025, filed on March 30, 2026.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities. The Company's business activities are limited to private placements of securities.



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member
of Upmarket Securities LLC (f/k/a MX Securities LLC and Meixin Securities LLC)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Upmarket Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Upmarket Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
March 30, 2026

Upmarket Securities, LLC's

Assertions Regarding Exemption Provisions

Upmarket Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the **Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers,** (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Daniels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Robert Daniels, CCO